December [__], 2022

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Fundrise Income Real Estate Fund, LLC
                         CIK # 0001885551
                         Rule 17g-1 Fidelity Bond Filing

To Whom It May Concern:

On behalf of Fundrise Income Real Estate Fund, LLC (the "Fund"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act"), are the following:

a)   Attached as Exhibit A, a copy of the Fund's fidelity bond extension endorsements (the "Fidelity Bond Extension"), extending the policy period for fidelity bonds to June 30, 2023 (the "Extension Period"); and

b)   Attached as Exhibit B, a copy of the resolutions from the November 3, 2022 meeting of the Board of Directors of the Fund, including a majority of the Board of the Directors who are not "interested persons" of the Fund within the meaning of the 1940 Act, approving the form and amount of the Fidelity Bond Extension.

Please be advised that the premiums have been paid for the Extension Period.

Sincerely,

_/s/ Michelle A. Mirabal_____
Michelle A. Mirabal
Secretary

EXHIBIT A

PREMIUM BILL

Insured: FUNDRISE INCOME REAL ESTATE FUND, LLC   Date: November 16, 2022

Producer: AON RISK SERVICES NORTHEAST INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES.
          BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
February 1, 2023	82599059	ICAP BOND		$ 10,302
To				
June 30, 2023		Extension		
15% Commission				
			TOTAL	$ 10,302

FEDERAL INSURANCE COMPANY

Endorsement No.: 9

Bond Number: 82599059

NAME OF ASSURED: FUNDRISE INCOME REAL ESTATE FUND, LLC

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD: from   12:01 a.m. on   February 1, 2022
                                              to   12:01 a.m. on   June 30, 2023

This Endorsement applies to loss discovered after 12:01 a.m. on February 1, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 16, 2022   By   _____
                                                                    Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

EXHIBIT B

Fundrise Income Real Estate Fund, LLC

Approval of Fidelity Bond Coverage

RESOLVED, that Boards of Directors (the "Boards") of Fundrise Real Estate Interval Fund, LLC and Fundrise Income Real Estate Fund, LLC (the "Funds") hereby authorize and approve the procurement of the Fidelity Bonds on behalf of the Funds, in the form and amount presented or described at this meeting, for the period beginning at the end of the term of the current Fidelity Bonds and ending on June 30, 2023, after consideration of all factors deemed relevant by the Boards, including, but not limited to: (1) the expected value of the assets of the Funds; (2) the type and terms of the arrangements made for the custody and safekeeping of assets of the Funds; and (3) the nature of the securities and other assets in the Funds' portfolio; and

FURTHER RESOLVED, that the Boards hereby approve the payment by the Funds of the premium for coverage under the Fidelity Bonds, in the amount presented or described at this meeting, after consideration of all factors deemed relevant by the Boards, including, but not limited to: (1) the number of other parties named as insured under the Fidelity Bonds; (2) the nature of the business activities of such other parties; (3) the amount and premium of the Fidelity Bonds; (4) the ratable allocation of the premium among all parties named as insureds; and (5) the extent to which the share of the premium allocated to the Fund is less than the premium the Funds would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the Boards hereby delegate to the officers of the Funds the authority to negotiate such further changes to the form and amount of the Fidelity Bonds as the officers, in consultation with counsel to the Funds, deem appropriate or acceptable and to bind the coverage in such form and amount, provided that any changes to the Fidelity Bonds, presented or described at this meeting, that are deemed to be material shall be reported to the Boards prior to binding the coverage; and

FURTHER RESOLVED, that the officers of the Funds be, and each hereby is, authorized to increase the amount of the coverage of the Fidelity Bonds from time to time to ensure adequate coverage based upon the value of each Fund's assets and to enable the Funds to remain in compliance with the Investment Company Act of 1940 (the "1940 Act") and the rules promulgated thereunder; and

FURTHER RESOLVED, that the officers of the Funds be, and each hereby is, authorized to make all filings with the Securities and Exchange Commission and give all notices and information with respect to such Fidelity Bonds, as may be required from time to time pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Funds be, and each hereby is, authorized and directed to make any and all payments and to do or cause to be done all such other actions, and to make, execute and deliver any and all of such documents in the name and on behalf of the Funds, as they, or any of them, may deem necessary or appropriate to carry out the intent and accomplish the purpose of the foregoing resolutions.